UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28693 / April 14, 2009

In the Matter of	:
	:
ING Investments, LLC	:
Directed Services, LLC	:
ING Investment Management Co.	:
ING Funds Distributor, LLC	:
ING Investors Trust	:
ING Partners, Inc.	:
ING Mutual Funds	:
ING Series Funds, Inc.	:
ING Strategic Allocation Portfolios, Inc.	:
7337 E. Doubletree Ranch Road	:
Scottsdale, AZ 85258	:
	:
(812-13538)	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

ING Investments, LLC, et al., filed an application on June 4, 2008, and an amendment to that application on March 13, 2009, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a) under the Act. The order would permit funds of funds relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On March 17, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28650). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by ING Investments, LLC, et al. (File No. 812-13538), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary